Platinum Merger Sub, Inc. 2711 Centerville Road, suite 400 Wilmington, DE 19808 USA Account number: NEW ACCOUNT Geneva, 06th December 2010

Credit Agreement

Dear Sirs,

Pursuant to our conversations, we, HSBC Private Bank (Suisse) S.A, (hereafter the “Bank”) hereby are pleased to extend to Platinum Merger Sub, Inc.  (account number NEW ACCOUNT) (hereafter called the “Borrower”) a credit facility (hereafter called the “Facility”), subject to the terms and conditions listed in this Agreement.

Borrower:	Platinum Merger Sub, Inc., a company incorporated under the laws of the State of Delaware, USA, with its registered address at 2711 Centerville Road, suite 400, Wilmington, DE 19808, USA.

Amount:	Up to USD 64’000’000 (Sixty Four Million U.S. Dollars) or equivalent in any freely available currency.

Purpose:	To finance purchase of the company TECHTEAM. The Bank shall not be held responsible for the actual utilization of the Facility.

The portfolio guaranteeing this loan does not include any TECHTEAM stocks (TEAM listed on NASDAQ).

The Borrower acknowledges that borrowings under the Facility may increase the Borrower’s financial risk (leverage effect) and that the Borrower’s commitment hereunder is not dependent upon the value or performance of the securities.

Utilisation:	Overdrafts and/or Loans.

Interest Rate:
The Borrower shall pay interest at the rate of 0.6% p.a. over the LIBOR for the corresponding currency and interest periods up to three months. The interest rate on fixed-term advances will be fixed by the Bank two days prior to the value date and be calculated on the basis of the exact number of days / 360 days. The interest rate on overdrafts will be fixed by the Bank periodically and be calculated on the exact number of days / 360 days.

Interest Payment:
Interest shall be due and payable on a quarterly basis. All payments of interest and other sums due there under are to be made without set-off, counterclaims, free and clear and without deductions of any kind, of taxes, levies or otherwise present or future.

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Termination date:
The Facility will terminate six months from the date of this Agreement. However, at the Termination Date the Facility may be renewed tacitly for successive periods of six months. Notwithstanding the foregoing, the Bank may terminate the Facility at any time at its sole discretion, subject to 30 days notice. Upon termination of the Facility, all amounts still outstanding under the Facility shall immediately become due and payable.

Acceptable Collateral:
As security for the Borrower’s obligations under this Agreement, the Borrower and/or third parties agree to pledge at all times to the Bank a portfolio of marketable securities, fiduciary deposits, bank guarantees, deposits and cash (the “Collateral”).

The Bank determines at its sole discretion which part of the Collateral is acceptable for the purpose of this Agreement and which specific rate of advance shall apply for each of the underlying securities (the “Acceptable Collateral”). The aggregate market value of each of the underlying securities of the Acceptable Collateral multiplied by its specific rate of advance as defined by the Bank at its sole discretion (the “Coverage”) must at all times exceed the sum of all amounts outstanding under the Bridge Facility.

The Bank may, from time to time, at its sole discretion, modify the rate of advance of the Acceptable Collateral. The Borrower may request at any time a statement of the Acceptable Collateral and the respective Coverage.

For the purpose of this Facility, the margin on a security is defined as the difference between 100% of the market value of a security and the advance rate of a security, expressed in %.

To the extent any outstanding portion of the Facility is not covered by Acceptable Collateral denominated in the same currency, the Bank reserves its right to require an additional margin of 10% or more, depending on the currency, to cover the currency risk of this uncovered portion.

Guarantee:	A payment guarantee in the amount of USD 28’000’000 issued by HSBC Bank (Brasil) SA (the “Guarantor”) with an expiry date exceeding the termination date by no less than 30 days.

Legal Fees/Other Fees:	All costs associated with this Agreement, relating to the regularization or enforcement of any Collateral pledged to the Bank shall be for the Borrower’s account.

1. CONDITIONS PRECEDENT:

Prior to the first utilization the Bank shall have received the following documents, in form and substance satisfactory to it:

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1.
The Bank’s account opening forms including the General Conditions and Pledge Agreement and any other loan and foreign exchange trading documentation as the Bank may require (together the “Account Opening Documents”).

2.	The duplicate copy of this Agreement, duly signed by the Borrower.

3.	The Guarantee

4.	A pledge by a third party in respect of cash and deposits (the “Third Party Pledge”) to be held by the Bank at all times until full repayment of all amounts under the Credit Facility.

2. REPRESENTATIONS AND WARRANTIES:

The Borrower hereby represents and warrants that on the date hereof, and shall be deemed to represent and warrant at all times:

a)
The Borrower (i) is a company duly authorized, validly existing and in good standing under the laws of its place of incorporation, (ii) is duly qualified to do business, (iii)  has all requisite power and authority, corporate or otherwise, to conduct its business, to own its properties, and to execute, deliver and perform each of its obligations under this Agreement and any other agreement, instrument or document delivered hereunder, and (iv) is not subject to bankruptcy, insolvency or liquidation proceedings under the laws of any relevant jurisdiction.

b)
The execution, delivery and performance of this Agreement and all transactions contemplated hereunder (i) are within the Borrower’s corporate power, (ii) have been duly authorized by all necessary corporate action of Borrower, (iii) are made in conformity with the laws in force in the jurisdiction of its incorporation, (iv) have been properly disclosed to its custodian or depositary bank and (v) are not in contravention of any provision of law or any agreement,  indenture by which it is bound or by which its properties may be affected, or of its Articles of Association and internal regulations including its investment policy and restrictions.

c)	The Agreement is legally valid and binding and enforceable against the Borrower in accordance with its terms.

d)	No consent or approval is necessary for the Borrower in connection with the execution of this Agreement or the performance of the transactions contemplated hereby;

e)
There is no litigation, tax claim, action, suit or proceeding pending or, to the best of its knowledge, threatened against or affecting the Borrower or its assets before any court or governmental department, commission, board, bureau, agency or instrumentality, domestic or foreign, the ultimate outcome of which, if determined adversely to it, would have a significant adverse effect on its ability to perform any of its obligations under this Agreement or under any other agreement, instrument and document contemplated in this Agreement.

f)
No event has occurred and is continuing or would result from the entering into this Agreement or performing the transactions contemplated hereunder which constitutes or would constitute an Event of Default or which, upon a lapse of time or notice or both, would become such an Event of Default.

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3. AFFIRMATIVE COVENANTS OF THE BORROWER:

The Borrower covenants to and agrees with the Bank that, so long as any amount hereunder shall be outstanding and until full and final payment of any amount due to it under this Agreement, instruments and documents contemplated in this Agreement, it shall:

a)	notify the Bank immediately upon becoming aware of the occurrence of any Event of Default;

b)
promptly notify the Bank of any change in its status with any securities regulatory authority or any inquiry or notice received from such authority which might have a material effect on its operations;

c)
promptly notify the Bank of any event that may have a substantial negative effect on the financial, legal or reputational situation of the Borrower or on the Borrower’s ability to perform its obligations under the Agreement;

d)
promptly notify the Bank, after obtaining knowledge of any occurrence which is likely to render any of his representations and warranties made hereunder incorrect or which is likely to result in the violation of any of his affirmative or negative covenants hereunder;

e)	discharge its responsibility with regard to tax, in particular any withholding tax that may be due as result of its tax domicile now or in the future.

4. EVENTS OF DEFAULT:

Any one of the following events shall constitute an Event of Default:

a)
A material adverse change in the financial condition or business of the Borrower or the Guarantor or issuer of the Third Party Pledge which the Bank deems may materially affect the ability of the Borrower or the Guarantor or issuer of the Third Party Pledge to honour its commitment to the Bank, including but not limited to bankruptcy and receivership;

b)
A material adverse change in the composition and amount of the Collateral and/or Net Worth which the Bank deems may materially affect the ability of the Borrower to honour its commitment to the Bank, including but not limited to bankruptcy and receivership;

c)	Any material breach in the terms of this Agreement on the part of the Borrower;

d)	If any of the information supplied or representations given by the Borrower proves to be inaccurate or incomplete in a material respect.

e)	If the Borrower in accepting this Agreement breaches any provision of any existing deed, agreement, or obligation of the Borrower made with or owed to any other person;

f)	Any other failure by the Borrower to repay when due and payable or discharge in full any of its indebtedness or liabilities, including interest, to the Bank or any other party;

g)	If it becomes unlawful for the Bank to provide financing for the purpose stated above

h)	Any event which in the Bank’s reasonable opinion gives grounds for belief that the Borrower or the Guarantor may not perform its respective obligations as referred to in this Agreement.

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If an Event of Default occurs, then the undrawn part of the Facility shall be cancelled and the outstanding balances and commitments together with interest accrued shall become repayable. immediately upon demand by the Bank. As of the time of such Event of Default, the Borrower will pay interest thereon at a rate of 2% above the rate of interest agreed herein.

The Borrower should as soon as it becomes aware of the same give written notice to the Bank of any Event of Default, and hereby agrees to indemnify the Bank against any claim, loss or reasonable cost or expenses incurred by the Bank as a consequence of the occurrence of any Event of Default.

The Borrower is fully responsible for the repayment of the credit facility and any interest, costs, fees or losses that are incurred by the Bank by reason of the Borrower’s failure to honour its obligations under this Agreement.

5. APPLICABLE LAW AND JURISDICTION:

This Agreement is governed by the laws of Switzerland and any dispute that could arise between us shall be submitted to the ordinary courts of the Canton of Geneva subject to appeals to the Swiss Federal Court. The Bank reserves, however, the right to institute legal proceedings against the Borrower before any other competent court.

6. NOTIFICATION:

Any notice or other communication in connection with the Facility may be made in writing sent by facsimile transmission, or by first class or airmail letter postage prepaid, and shall be addressed to the intended recipient at its address or facsimile number as such party shall have last specified by notice to the other party. All such notices shall be effective upon receipt, and confirmation by answer back of the faxed transmission of any such notice shall be sufficient evidence of receipt thereof provided that the Bank shall be entitled to rely on any notice or communication which it reasonably believes to have been sent or made by the Borrower.

Notification to the Borrower will be sent to:

Attention:	c/o Stefanini IT Solutions, Avenida Brigadeiro Faria Lima, 1355, 19th Floor Sao Paulo 01452-002 Brasil

Notification to the Bank will be sent to:

Attention:	Mr. Nicolas Walker &/or Mr. Daniel Mentha
HSBC Private Bank (Suisse) S.A.
Attention: Credit Department
Rue de Lausanne 18-20,
PO Box 3580,
CH-1211 Geneva 3
Switzerland

Fax number: +41.58.705.59.10

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This agreement shall take effect upon receipt by the Bank of the duplicate original, duly signed by the Borrower, no later than 31. December 2010, after which date it shall be considered null and void

Please acknowledge your agreement to the foregoing by signing and dating below.

Sincerely,

HSBC Private Bank (Suisse) S.A.

/s/ D. Mentha	/s/ N. Walker
D. Mentha	N. Walker

Read and approved:

Borrower

PLATINUM MERGER SUB

/s/ Antonio Barretto
By :  Antonio Barretto, Secretary

Date :  December 7, 2010

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